Cybersecurity Incident: Ecopetrol Activates New Protocols Following Illegal Disclosure of Information

Bogotá, July 27, 2026

•	Ecopetrol, in coordination with the relevant authorities, is taking steps to have the illegally published information removed from public access.
•	Ecopetrol continues to pursue legal action against the external actor.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that, in connection with the cybersecurity incident disclosed earlier in July 2026, the external actor has published information that was illegally copied from 15 companies within the Ecopetrol Group. Accordingly, in collaboration with the Office of the Attorney General of Colombia—specifically its Cybercrime Unit—and the Ministry of Information and Communications Technologies, the Company is undertaking efforts to have the illegally published information taken down from public access and other actions to limit access to such information.

Just as the external actor’s actions violate regulations governing the handling of proprietary information belonging to the Corporate Group, third parties who access this information may likewise be acting in violation of laws and regulations.

Ecopetrol plans to continue with its investigations and collaborative efforts with authorities, with the aim of mitigating the effects of the illegal publications by the external actor.

Ecopetrol also confirms that no compromise has been identified in the transactional technology solutions within its digital ecosystem, those of its subsidiaries, or those of its network of commercial and financial partners, suppliers, and customers.

The full scope, impact, and costs of this cybersecurity incident remain uncertain. There can be no assurance that the Company's remediation efforts will be effective, that additional data will not be disclosed, or that the incident will not result in regulatory proceedings, litigation, reputational harm, or other material adverse effects on the Company's business, financial condition, or results of operations.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co